FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended August, 2013

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.
Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2013 we had approximately 10,170 employees, in 78 locations in 37 countries. During the six months ended June 30, 2013, we derived approximately 42.2%, 46.1% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Recent Developments

Acquisitions

On February 15, 2013 the Company acquired the Clinical Trial Services division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision (“FSP”). The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team (see note 3 Business Combinations for further information).

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2013 AND DECEMBER 31, 2012

	(Unaudited)	(Audited)
	June 30,	December 31,
	2013	2012
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$98,267	$114,047
Restricted cash	2,250	-
Short term investments - available for sale	83,386	76,183
Accounts receivable, net	305,805	285,419
Unbilled revenue	140,145	112,483
Other receivables	15,691	13,387
Deferred tax asset	21,431	20,574
Prepayments and other current assets	28,027	23,155
Income taxes receivable	14,539	18,500
Total current assets	709,541	663,748
Other Assets:
Property, plant and equipment, net	162,280	168,373
Goodwill	354,579	315,441
Non-current other assets	6,431	5,584
Non-current income taxes receivable	23,660	9,506
Non-current deferred tax asset	5,657	5,009
Intangible assets	30,974	34,447
Total Assets	$1,293,122	$1,202,108
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$11,806	$8,149
Payments on account	272,019	219,467
Other liabilities	166,579	181,092
Deferred tax liability	22	144
Income taxes payable	5,608	4,570
Total current liabilities	456,034	413,422
Other Liabilities:
Non-current other liabilities	11,892	14,312
Non-current government grants	1,295	1,427
Non-current income taxes payable	9,530	5,650
Non-current deferred tax liability	12,663	12,722
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
60,861,741 shares issued and outstanding at June 30, 2013 and
60,287,498 shares issued and outstanding at December 31, 2012	5,109	5,067
Additional paid-in capital	253,323	237,217
Capital redemption reserve	100	100
Accumulated other comprehensive income	(19,315)	(8,776)
Retained earnings	562,491	520,967
Total Shareholders' Equity	801,708	754,575
Total Liabilities and Shareholders' Equity	$1,293,122	$1,202,108

 The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND JUNE 30, 2012
 (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(in thousands except share and per share data)

Revenue:
Gross revenue	$469,626	$379,620	$888,685	$722,675
Reimbursable expenses	(135,407)	(102,613)	(237,677)	(193,335)

Net revenue	334,219	277,007	651,008	529,340

Costs and expenses:
Direct costs	214,231	180,127	416,592	342,411
Selling, general and administrative expense	77,548	69,410	153,112	136,925
Depreciation and amortization	11,520	10,830	22,976	21,632
Restructuring and other items	4,621	5,636	9,033	5,636

Total costs and expenses	307,920	266,003	601,713	506,604

Income from operations	26,299	11,004	49,295	22,736
Interest income	274	314	455	693
Interest expense	(374)	(545)	(740)	(959)

Income before provision for income taxes	26,199	10,773	49,010	22,470
Provision for income taxes	(3,720)	(2,809)	(7,486)	(5,535)

Net income	$22,479	$7,964	$41,524	$16,935

Net income per Ordinary Share:

Basic	$0.37	$0.13	$0.69	$0.28

Diluted	$0.36	$0.13	$0.67	$0.28

Weighted average number of Ordinary Shares outstanding:

Basic	60,724,296	59,978,509	60,555,945	60,032,306

Diluted	61,898,903	60,630,891	61,607,757	60,607,635

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND JUNE 30, 2012
(UNAUDITED)

	Six Months Ended
	June 30,	June 30,
	2013	2012
	(in thousands)
Cash flows from operating activities:
Net income	41,524	16,935
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	222	170
Depreciation expense	19,372	17,572
Amortization of intangibles	3,604	4,060
Amortization of grants	(116)	(57)
Share compensation expense	5,466	5,853
Deferred taxes	(1,892)	(5,702)
Changes in assets and liabilities:
Increase in accounts receivable	(12,853)	(29,435)
(Increase)/decrease in unbilled revenue	(25,222)	12,245
(Increase)/decrease in other receivables	(3,070)	1,299
(Increase)/decrease in prepayments and other current assets	(4,872)	2,814
Increase in other non current assets	(850)	(517)
Increase in payments on account	52,615	45,871
Increase/(decrease) in other current liabilities	6,134	(3,129)
Increase/(decrease) in other non-current liabilities	366	(52)
(Decrease)/increase in income taxes payable	(5,608)	1,371
Increase in accounts payable	5,397	2,868
Net cash provided by operating activities	80,217	72,166

Cash flows from investing activities:
Purchase of property, plant and equipment	(17,206)	(15,785)
Purchase of subsidiary undertakings	(78,661)	(51,563)
Cash acquired with subsidiary undertakings	1,039	2,899
Purchase of short term investments	(71,227)	(63,492)
Sale of short term investments	63,826	45,688
Change in restricted cash, net	(2,250)	-
Net cash used in investing activities	(104,479)	(82,253)

Cash flows from financing activities:
Proceeds from exercise of share options	10,548	3,143
Share issuance costs	(59)	(14)
Tax benefit from the exercise of share options	193	940
Repurchase of ordinary shares	-	(15,605)
Share repurchase costs	-	(190)
Drawdown of bank credit lines and loan facilities	-	20,000
Repayment of bank credit lines and loan facilities	-	(20,000)
Net cash provided by financing activities	10,682	(11,726)
Effect of exchange rate movements on cash	(2,200)	(2,502)
Net decrease in cash and cash equivalents	(15,780)	(24,315)
Cash and cash equivalents at beginning of period	114,047	119,237

Cash and cash equivalents at end of period	$98,267	$94,922
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2012	60,287,498	$5,067	$237,217	$100	$(8,776)	$520,967	$754,575

Comprehensive Income:
Net income	-	-	-	-	-	41,524	41,524
Currency translation adjustment	-	-	-	-	(5,935)	-	(5,935)
Currency impact of long term funding	-	-	-	-	(4,172)	-	(4,172)
Tax on currency impact of long term funding	-	-	-	-	(227)	-	(227)
Unrealized capital gain - investments	-	-	-	-	(205)	-	(205)
Total comprehensive income	-	-	-	-	(10,539)	41,524	30,985
Exercise of share options	524,243	42	10,502	-	-	-	10,544
Issue of restricted share units	50,000	-	4	-	-	-	4
Share issuance costs	-	-	(59)	-	-	-	(59)
Non-cash stock compensation expense	-	-	5,466	-	-	-	5,466
Tax benefit on exercise of options	-	-	193	-	-	-	193
Balance at June 30, 2013	60,861,741	$5,109	$253,323	$100	$(19,315)	$562,491	$801,708
The accompanying notes are an integral part of these condensed consolidated financial statements.

       ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
June 30, 2013

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2012. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2013.

2. Goodwill

	June 30,	December 31,
	2013	2012
	(in thousands)

Opening balance	$315,441	$253,393
Current period acquisitions	43,877	55,759
Prior period acquisitions	-	1,382
Foreign exchange movement	(4,739)	4,907
Closing balance	$354,579	$315,441

3. Business Combinations

Acquisition - Clinical Trial Services Division of Cross Country Healthcare, Inc.

On February 15, 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. The agreement provided for further consideration of up to $3.75 million which may become payable if certain performance milestones are achieved during the period ended December 31, 2013.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team. Certain operating margin perfomance milestones in relation to ClinForce and Assent Consulting were not achieved during the period ended March 31, 2013 resulting in a reduction of $1.5 million to the contingent consideration. At June 30, 2013 the Company has recorded a liability of $2.25 million in respect of the additional consideration. At June 30, 2013  $2.25 million was held in escrow in relation to additional amounts potentially payable under the acquisition, and this is presented as resticted cash on the condensed consolidated balance sheet.

The acquisition of the clinical trial services division of Cross Country Healthcare, Inc has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the preliminary estimated fair values of the assets acquired and the liabilities assumed:

February 15
2013
(in thousands)
Property, plant and equipment	$339
Goodwill*	43,877
Cash and cash equivalents	1,039
Accounts receivable	9,185
Unbilled revenue	2,128
Prepayments and other current assets	414
Other liabilities	(2,835)
Liability arising from contingent consideration arrangement	(2,250)

Net assets acquired	$51,897

Cash consideration	$51,897
Contingent consideration	2,250
Amount of total consideration	54,147
Liabilities included in preliminary purchase price allocation re contingent consideration	(2,250)
Net assets acquired	$51,897

* Goodwill represents the acquisition of an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Goodwill related to the US portion of the business acquired is tax deductible.

Prior Period Acquisitions - Acquisition of PriceSpective

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (PriceSpective) strategy consulting company for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s incorporation in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million was payable if certain performance milestones were achieved in respect of periods up to December 31, 2012. On August 13, 2012 the Company paid $5.0 million in relation to performance milestones for the year ended December 31, 2011.  On May 29, 2013 the Company paid $10.0 million in relation to the remaining performance milestones for the year ended December 31, 2012.

The acquisition of PriceSpective has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

February 28
2012
(in thousands)
Property, plant and equipment	$256
Goodwill*	42,247
Intangible asset – customer relationships	10,237
Intangible asset – order backlog	405
Intangible asset – non-compete arrangements	392
Cash and cash equivalents	2,311
Accounts receivable	2,662
Unbilled revenue	1,140
Other current assets	236
Current liabilities	(7,788)
Liability arising from contingent consideration arrangement	(15,000)
Net assets acquired	$37,098

Cash consideration	$37,199
Working capital adjustment	(101)
Contingent consideration	15,000
Amount of total consideration	52,098
Liabilities included in preliminary purchase price allocation re contingent consideration	(15,000)
Net assets acquired	$37,098

* Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Goodwill related to the US portion of the business acquired is tax deductible.

Prior Period Acquisitions - Acquisition of BeijingWits Medical

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Consulting Co. Limited (BeijingWits Medical), a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 31, 2013. On June 13, 2013 the Company paid $3.8 million in relation to the remaining performance milestones for the year ended December 31, 2012. At June 30, 2013 the Company has recorded a liability of $3.2 million in respect of the additional consideration.

The acquisition of BeijingWits has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

February 15
2012
(in thousands)
Property, plant and equipment	$172
Goodwill*	13,512
Intangible asset – customer relationships	1,761
Intangible asset – order backlog	376
Intangible asset – non-compete arrangements	97
Cash and cash equivalents	587
Accounts receivable	657
Unbilled revenue	176
Other current assets	228
Deferred tax liability	(559)
Current liabilities	(1,007)
Liability arising from contingent consideration arrangement	(7,000)
Net assets acquired	$9,000

Cash consideration	$9,000
Contingent consideration	7,000
Amount of total consideration	16,000
Liabilities included in preliminary purchase price allocation re contingent consideration	(7,000)
Net assets acquired	$9,000

* Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China and is not tax deductible.

4. Restructuring and other items
Restructuring and other items recognized comprise:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)

Restructuring charges	$4,621	$4,525	$9,033	$4,525
Other non-recurring items	-	1,111	-	1,111
Total	$4,621	$5,636	$9,033	$5,636

Restructuring Charges

Restructuring charges of $4.4 million were recognized during three months ended March 31, 2013 under a restructuring plan adopted following a review by the Company of its operations. Under this restructuring plan the Company announced the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. The restructuring charge recognized included $0.5 million in respect of lease termination costs associated with the Omaha facility and $3.9 million in respect of resource rationalizations. During the three months ended June 30, 2013 the Company implemented a further restructuring plan which contains Company resource rationalizations in order to improve operating efficiencies and reduce expenses. A restructuring charge of $4.6 million was recognized during the three months ended June 30, 2013, $0.4 million in respect of lease termination and asset write-down costs and $4.2 million in respect of resource rationalizations.

Details of the movement in this restructuring plan recognized are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - Initial provision recognized	$3,903	$509	$4,412
Q2 Plan - Initial provision recognized	4,228	393	4,621
Total provision recognised	8,131	902	9,033
Cash payments	(4,280)	(89)	(4,369)
Foreign exchange movement	(3)	-	(3)
Provision at June 30, 2013	$3,848	$813	$4,661

Prior Period Restructuring Charges

Restructuring charges of $4.5 million were recorded during year ended December 31, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans) under a restructuring plan (“the 2012 restructuring plan”) adopted following a review by the Company of its operations. The 2012 restructuring plan included resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. The restructuring plan recognized included $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs associated with the re-organization of available space at the Company’s Philadelphia facility.

Details of the movement in the 2012 restructuring plan are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognized	$3,394	$1,250	$4,644
Cash payments	(3,030)	(824)	(3,854)
Foreign exchange movement	(4)	-	(4)
Provision at December 31, 2012	$360	$426	$786
Cash payments	(197)	(426)	(623)
Provision at June 30, 2013	$163	$-	$163

Other Charges

On September 30, 2011 Mr. Peter Gray, Vice-Chairman of the Board, retired as Chief Executive Officer (“CEO”) of the Company, in accordance with the provisions of his service agreement, which was terminable on twelve months notice by either party.  On June 11, 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on July 19, 2012.  Under the terms of this agreement Mr. Gray would be entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company recognised a share-based compensation charge of $620,000 in respect of these options during the three months ended June 30, 2012.

5. Income Taxes

Income taxes recognized during the three and six months ended June 30, 2013 comprise:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(In thousands)		(In thousands)
Provision for income taxes before restructuring and other items	$4,315	$3,514	$9,336	$6,240
Tax impact of restructuring and other items	(595)	(705)	(1,850)	(705)
Provision for income taxes after restructuring and other items	$3,720	$2,809	$7,486	$5,535

As at June 30, 2013 the Company maintains a $9.5 million liability (December 31, 2012: $8.3 million) for unrecognized tax benefit, which is comprised of $8.1 million (December 31, 2012: $7.2 million) related to items generating unrecognized tax benefits and $1.4 million (December 31, 2012: $1.1 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2008 through 2012 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

6. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	60,724,296	59,978,509	60,555,945	60,032,306
Effect of dilutive share options outstanding	1,174,607	652,382	1,051,812	575,329
Weighted average number of ordinary shares for diluted net income per ordinary share	61,898,903	60,630,891	61,607,757	60,607,635

7. Share-based Awards

Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares  issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares.  The 2003 Share Option Plan expired on January 17, 2013.  No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at June 30, 2013 is eight years.

The following table summarizes option activity for the six months ended June 30, 2013:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2012	4,350,631	$23.01	$9.17

Granted	253,650	$32.95	$12.05
Exercised	(524,243)	$20.11	$8.17
Forfeited	(273,401)	$25.47	$10.04

Outstanding at June 30, 2013	3,806,637	$23.89	$9.44	4.55

Exercisable at June 30, 2013	2,203,758	$24.40	$8.86	3.32

The Company has granted options with fair values ranging from $3.68 to $13.93 per option or a weighted average fair value of $8.81 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2013, was 2,203,758. Fully vested share options at June 30, 2013 have an average remaining contractual term of 3.32 years, an average exercise price of $24.40 and a total intrinsic value of $24.3 million. The total intrinsic value of options exercised during the six months ended June 30, 2013 was $7.8 million (June 30, 2012: $3.2 million).

The following table summarizes the movement in non-vested share options for the six months ended June 30, 2013:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2012	2,094,533	$22.43	$9.17

Granted	253,650	$32.95	$12.05
Vested	(578,193)	$24.83	$9.82
Forfeited	(167,111)	$22.91	$9.36

Non vested outstanding at June 30, 2013	1,602,879	$23.18	$9.36

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the periods ended June 30, 2013 and June 30, 2012 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Three Months Ended
	June 30,	June 30,
	2013	2012

Weighted average fair value	$12.06	$9.72
Assumptions:
Expected volatility	41%	50%
Dividend yield	0%	0%
Risk-free interest rate	0.87%	0.84%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU and PSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU and PSU Plan.

The Company has awarded RSU’s and PSU’s to certain key individuals of the Group. The following table summarizes RSU activity for the six months ended June 30, 2013:

	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2012	496,000	$20.26

Granted	406,688	$34.42
Shares vested	(50,000)	$22.30
Forfeited	-	-

Outstanding at June 30, 2013	852,688	$26.89	2.25

The fair value of RSU’s vested for the six months ended June 30, 2013 totaled $1.1 million (No RSU’s vested during 2012).

The PSU’s vest based on service and specified EPS targets. The maximum number of PSU’s that could vest is 369,020 based on attaining cumulative EPS targets over the period 2013 – 2015.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three and six months ended June 30, 2013 has been allocated as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(In thousands)		(In thousands)
Direct costs	$1,693	$1,544	$3,012	$2,883
Selling, general and administrative	1,379	1,258	2,454	2,350
Restructuring and other items (note 4)	-	620	-	620

	$3,072	$3,422	$5,466	$5,853

Total non-cash stock compensation expense not yet recognized at June 30, 2013 amounted to $43.0 million.  The weighted average period over which this is expected to be recognized is 2.9 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $0.2 million for the six months ended June 30, 2013 (June 30, 2012: $0.9 million).

8. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprise and Related Information.

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

Historically, the Group organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment.  In 2013 the Group have consolidated and reclassified the results of the former central laboratory segment into the clinical research segment as the central laboratory segment does not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Management have determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Belgium, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at June 30, 2013 and December 31, 2012 and for the three and six months ended June 30, 2013 and June 30, 2012 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)
Ireland	$69,337	$40,767	$130,331	$69,762
Rest of Europe	84,822	87,230	169,858	173,274
U.S.	139,458	114,237	274,933	221,984
Rest of World	40,602	34,773	75,886	64,320
Total	$334,219	$277,007	$651,008	$529,340
* All sales shown for Ireland are export sales.

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)
Ireland	$12,827	$(305)	$24,843	$(6,601)
Rest of Europe	3,531	6,701	7,317	16,422
U.S.	7,740	1,712	13,277	8,269
Rest of World	2,201	2,896	3,858	4,646
Total	$26,299	$11,004	$49,295	$22,736

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)
Ireland	$13,556	$1,770	$25,897	$(4,526)
Rest of Europe	5,198	7,247	10,755	16,968
U.S.	9,579	4,362	17,369	10,919
Rest of World	2,587	3,261	4,307	5,011
Total	$30,920	$16,640	$58,328	$28,372

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	June 30,	December 31,
	2013	2012
	(in thousands)
Ireland	$104,645	$110,369
Rest of Europe	15,032	16,115
U.S.	34,441	32,400
Rest of World	8,162	9,489
Total	$162,280	$168,373

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)
Ireland	$4,836	$4,506	$9,825	$9,001
Rest of Europe	1,688	1,759	3,422	3,739
U.S.	3,987	3,535	7,705	6,937
Rest of World	1,009	1,030	2,024	1,955
Total	$11,520	$10,830	$22,976	$21,632

f) The distribution of total assets by geographical area was as follows:

	June 30,	December 31,
	2013	2012
	(in thousands)
Ireland	$508,504	$476,159
Rest of Europe	237,348	236,305
U.S.	496,922	437,756
Rest of World	50,348	51,888
Total	$1,293,122	$1,202,108

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2012. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2013, we had approximately 10,170 employees, in 78 locations in 37 countries. During the six months ended June 30, 2013 we derived approximately 42.2%, 46.1% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract. The Company’s results of operations and cash flows are therefore not materially impacted by project cancellations or delays.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At June 30, 2013 we had a backlog of approximately $2.7 billion, compared with approximately $2.8 billion at December 31, 2012.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended June 30, 2013 compared with Three Months Ended June 30, 2012

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	June 30, 2013	June 30, 2012	2013 to 2012
			Percentage
	Percentage of Net Revenue		Change

Net revenue	100.0%	100.0%	20.7%
Costs and expenses:
Direct costs	64.1%	65.0%	18.9%
Selling, general and administrative	23.2%	25.1%	11.7%
Depreciation and amortization	3.4%	3.9%	6.4%
Income from operations (excluding restructuring and other items)	9.3%	6.0%	85.8%
Restructuring and other items	1.4%	2.0%	(18.0%)
Income from operations (including restructuring and other items)	7.9%	4.0%	139.0%

Net revenue for the period increased by $57.2 million, or 20.7%, from $277.0 million for the three months ended June 30, 2012 to $334.2 million for the three months ended June 30, 2013.  Net revenue derived from the acquisitions of Cross Country Healthcare Inc. amounted to $13.1 million for the three months ended June 30, 2013. For the three months ended June 30, 2013 we derived approximately 41.7%, 46.1% and 12.2% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $40.8 million for the three months ended June 30, 2012 to $69.3 million for the three months ended June 30, 2013. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Significant investment in personnel and related infrastructure in the prior period, to support new strategic partnerships and the expansion into new territories, resulted in an increased proportion of the Company’s net revenue being used to support other Group entities and a corresponding reduction in net revenue in Ireland. Increased revenue flows in the current period, driven by this upfront investment, has led to an increase in net revenue in Ireland in the current period.

Direct costs for the period increased by $34.1 million, or 18.9%, from $180.1 million for the three months ended June 30, 2012 to $214.2 million for the three months ended June 30, 2013. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in personnel related expenditure of $32.6 million and an increase in other direct project related costs of $1.5 million.  As a percentage of net revenue, direct costs have decreased from 65.0% for the three months ended June 30, 2012 to 64.1% for the three months ended June 30, 2013.

Selling, general and administrative expenses for the period increased by $8.1 million, or 11.7%, from $69.4 million for the three months ended June 30, 2012 to $77.5 million for the three months ended June 30, 2013. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expenses for the period arose primarily from an increase in personnel related expenditure of $4.8 million, an increase in facilities and related costs expenditure of $1.3 million and an increase in general and administrative expenses of $2.0 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 25.1% for the three months ended June 30, 2012 to 23.2% for the three months ended June 30, 2013.

Depreciation expense for the period increased by $0.9 million, or 10.2%, from $8.8 million for the three months ended June 30, 2012 to $9.7 million for the three months ended June 30, 2013 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.2% of net revenues for the three months ended June 30, 2012 to 2.9% for the three months ended June 30, 2013.  Amortization expense for the period decreased by $0.2 million, or 10.0%, from $2.0 million for the three months ended June 30, 2012 to $1.8 million for the three months ended June 30, 2013. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The decrease in the amortization expense in the current period is primarily a result of certain intangible assets acquired from the acquisitions of Firecrest and Oxford Outcomes being fully amortized during the year ended 31 December 2012. This was offset by the intangible assets acquired from the acquisition of the clinical trial services division of Cross Country Healthcare Inc. during the three months ended March 31, 2013. As a percentage of net revenue, amortization expense decreased from 0.7% of net revenues for the three months ended June 30, 2012 to 0.6% of net revenues for the three months ended June 30, 2013.

During the three months ended June 30, 2013 the Company implemented a restructuring plan which contains Company resource rationalizations in order to improve operating efficiencies and reduce expenses. A restructuring charge of $4.6 million was recognized during the three months ended June 30, 2013, $0.4 million in respect of lease termination and asset write-down costs and $4.2 million in respect of resource rationalizations. (see note 4 Restructuring and other items for further information).

Restructuring and other non-recurring items of $5.6 million were recorded during the three months ended June 30, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the three months ended June 30, 2012 the Company completed a review of its operations to improve resource utilization throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognized during the three months ended June 30, 2012; $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs. The Company also incurred certain other charges in relation to the retirement of Mr. Peter Gray, Vice Chairman of the Board and former CEO. A charge of $1.1 million was recognized in respect of this during the three months ended June 30, 2012 (see note 4 Restructuring and other items for further information).

As a result of the above, income from operations increased by $15.3  million, or 139%, from $11.0 million ($16.6 million excluding restructuring charges) for the three months ended June 30, 2012 to $26.3 million for the three months ended June 30, 2013 ($30.9 million, or 85.8% excluding restructuring charges). As a percentage of net revenue, income from operations increased from  4.0% of net revenues for the three months ended June 30, 2012 (6.0% excluding restructuring charges) to 7.9% of net revenues for the three months ended June 30, 2013 (9.3% excluding restructuring charges).

Income from operations in Ireland increased from a loss of $0.3 million for the three months ended June 30, 2012 (profit of $1.8 million excluding restructuring charges), to a profit of $12.8 million ($13.6 million excluding restructuring charges) for the three months ended June 30, 2013. Income/ (losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. A significant upfront investment in personnel and related infrastructure in the prior period led to a greater proportion of the Group’s revenue being used to support other Group entities and a corresponding increase in losses from operations in Ireland. Increased revenue flows in the current period, arising from this upfront investment in personnel and related infrastructure, has resulted in increased profits from operations in the current quarter.

Interest expense for the period decreased from $0.6 million for the three months ended June 30, 2012 to $0.4 million for the three months ended June 30, 2013.  Interest expense for the three months ended June 30, 2013 includes $0.1 million in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the three months ended June 30, 2013 was $0.3 million for the three months ended June 30, 2012 and the three months ended June 30, 2013.

Provision for income taxes for the period decreased from $2.8 million for the three months ended June 30, 2012 ($3.5 million excluding the impact of restructuring charges) to $3.7 million ($4.3 million excluding the impact of restructuring charges) for the three months ended June 30, 2013.  The Company’s effective tax rate for the three months ended June 30, 2013 was 14.2% (14.0% excluding the impact of restructuring charges) compared with 26.1% (21.4% excluding the impact of restructuring charges) for the three months ended June 30, 2012. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Six Months Ended June 30, 2013 compared with Six Months Ended June 30, 2012

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Six Months Ended
	June 30, 2013	June 30, 2012	2013 to 2012
			Percentage
	Percentage of Net Revenue		Increase

Net revenue	100.0%	100.0%	23.0%
Costs and expenses:
Direct costs	64.0%	64.7%	21.7%
Selling, general and administrative	23.5%	25.8%	11.8%
Depreciation and amortization	3.5%	4.1%	6.2%
Income from operations (excluding restructuring and other items)	9.0%	5.4%	105.6%
Restructuring and other items	1.4%	1.1%	60.3%
Income from operations (including restructuring and other items)	7.6%	4.3%	116.8%

Net revenue for the period increased by $121.7 million, or 23.0%, from $529.3 million for the six months ended June 30, 2012 to $651.0 million for the six months ended June 30, 2013.  Net revenue derived from the acquisitions of Cross Country Healthcare Inc. amounted to $19.8 million for the six months ended June 30, 2013. For the six months ended June 30, 2013 we derived approximately 42.2%, 46.1% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $69.8 million for the six months ended June 30, 2012 to $130.3 million for the six months ended June 30, 2013. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Significant investment in personnel and related infrastructure in the prior period, to support new strategic partnerships and the expansion into new territories, resulted in an increased proportion of the Company’s net revenue being used to support other Group entities and a corresponding reduction in net revenue in Ireland.

Direct costs for the period increased by $74.2 million, or 21.7%, from $342.4 million for the six months ended June 30, 2012 to $416.6 million for the six months ended June 30, 2013. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in personnel related expenditure of $70.2 million and an increase in other direct project related costs of $4.0 million.  As a percentage of net revenue, direct costs have decreased from 64.7% for the six months ended June 30, 2012 to 64.0% for the six months ended June 30, 2013.

Selling, general and administrative expenses for the period increased by $16.2 million, or 11.8%, from $136.9 million for the six months ended June 30, 2012 to $153.1 million for the six months ended June 30, 2013. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expenses for the period arose primarily from an increase in personnel related expenditure of $11.4 million, an increase in facilities and related costs expenditure of $2.2 million and an increase in general and administrative expenses of $2.6 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 25.8% for the six months ended June 30, 2012 to 23.5% for the six months ended June 30, 2013.

Depreciation expense for the period increased by $1.8 million, or 10.2%, from $17.6 million for the six months ended June 30, 2012 to $19.4 million for the six months ended June 30, 2013 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.3% of net revenues for the three months ended June 30, 2012 to 3.0% for the six months ended June 30, 2013.  Amortization expense for the period decreased by $0.4 million, or 10.0%, from $4.0 million for the six months ended June 30, 2012 to $3.6 million for the six months ended June 30, 2013. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The decrease in the amortization expense in the current period is primarily a result of certain intangible assets acquired from the acquisitions of Firecrest and Oxford Outcomes being fully amortized during the year ended 31 December 2012. This was offset by the intangible assets acquired from the acquisition of the clinical trial services division of Cross Country Healthcare Inc. during the three months ended March 31, 2013.  As a percentage of net revenue, amortization expense decreased from 0.8% of net revenues for the six months ended June 30, 2012 to 0.6% of net revenues for the six months ended June 30, 2013.

Restructuring charges of $4.4 million were recognized during three months ended March 31, 2013 under a restructuring plan adopted following a review by the Company of its operations. Under this restructuring plan the Company announced the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. The restructuring charge recognized included $0.5 million in respect of lease termination costs associated with the Omaha facility and $3.9 million in respect of resource rationalizations. During the three months ended June 30, 2013 the Company implemented a further restructuring plan which contains Company resource rationalizations in order to improve operating efficiencies and reduce expenses. A restructuring charge of $4.6 million was recognized during the three months ended June 30, 2013, $0.4 million in respect of lease termination and asset write-down costs and $4.2 million in respect of resource rationalizations. (see note 4 Restructuring and other items for further information).

Restructuring and other non-recurring items of $5.6 million were recorded during the six months ended June 30, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the three months ended June 30, 2012 the Company completed a review of its operations to improve resource utilization throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognized during the three months ended June 30, 2012; $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs. The Company also incurred certain other charges in relation to the retirement of Mr. Peter Gray, Vice Chairman of the Board and former CEO. A charge of $1.1 million was recognized in respect of this during the three months ended June 30, 2012 (see note 4 Restructuring and other items for further information).

As a result of the above, income from operations increased by $26.6 million, or 116.8%, from $22.7 million for the six months ended June 30, 2012 ($28.4 million excluding restructuring charges) to $49.3 million for the six months ended June 30, 2013 ($58.3 million, or 105.6% excluding restructuring charges). As a percentage of net revenue, income from operations increased from  4.3% of net revenues for the six months ended June 30, 2012 (5.4% excluding restructuring charges) to 7.6% of net revenues for the six months ended June 30, 2013 (9.0% excluding restructuring charges).

Income from operations in Ireland increased from a loss of $6.6 million for the six months ended June 30, 2012 ($4.5 million excluding restructuring charges), to a profit of $24.8 million ($25.9 million excluding restructuring charges) for the six months ended June 30, 2013. Income/ (losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. A significant upfront investment in personnel and related infrastructure in the prior period led to a greater proportion of the Group’s revenue being used to support other Group entities and a corresponding increase in losses from operations in Ireland. Increased revenue flows in the current period, arising from this upfront investment in personnel and related infrastructure, has resulted in increased profits from operations in the current quarter.

Interest expense for the period decreased from $1.0 million for the six months ended June 30, 2012 to $0.7 million for the six months ended June 30, 2013.  Interest expense for the six months ended June 30, 2013 includes $0.2 million in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the six months ended June 30, 2013 decreased from $0.7 million for the six months ended June 30, 2012 to $0.5 million for the six months ended June 30, 2013.

Provision for income taxes for the period increased from $5.5 million for the six months ended June 30, 2012 ($6.2 million excluding the impact of restructuring charges) to $7.5 million ($9.3 million excluding the impact of restructuring charges) for the six months ended June 30, 2013.  The Company’s effective tax rate for the six months ended June 30, 2013 was 15.3% (16.1% excluding the impact of restructuring charges) compared with 24.6% for the six months ended June 30, 2012 (22.2% excluding the impact of restructuring charges). The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short term investment balances at June 30, 2013 amounted to $183.9 million compared with cash and short term investment balances of $190.2 million at December 31, 2012.  The Company’s cash and short term investment balances at June 30, 2013 comprised cash and cash equivalents $98.3 million, restricted cash $2.25 million and short-term investments $83.4 million.  During the six months ended June 30, 2013 the Company completed the acquisition of the clinical trial services division of Cross Country Healthcare Inc. At June 30, 2013 the Company held $2.25 million in restricted cash in relation to additional amounts potentially payable for the acquisition. The Company’s cash and short-term investment balances at December 31, 2012 comprised cash and cash equivalents $114.0 million and short-term investments $76.2 million.

On July 20, 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $150.0 million at June 30, 2013 compared with $150.0 million at December 31, 2012.

Net cash provided by operating activities was $80.2 million for the six months ended June 30, 2013 compared with cash provided by operating activities of $72.2 million for the six months ended June 30, 2012.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at June 30, 2013 was 33 days compared to 40 days at December 31, 2012.  The number of days revenue outstanding at June 30, 2012 was 36 days compared to 47 days at December 31, 2011.

Net cash used in investing activities was $104.5 million for the six months ended June 30, 2013 compared to net cash used in investing activities of $82.3 million for the six months ended June 30, 2012. Net cash used in the six months ended June 30, 2013 arose principally from cash paid for acquisitions, capital expenditures and the purchase of short-term investments.

During the six months ended June 30, 2013 the Company completed the acquisition of the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million, with $1.0 million in cash received on acquisition. Additional amounts payable at June 30, 2013 in relation to acquisitions include $21.05 million payable contingent upon the results of acquired businesses; including Cross Country Healthcare Inc. ($2.25million), BeijingWits Medical ($3.2 million); Firecrest ($12.6 million) and Oxford Outcomes ($3.0 million). (See note 3 Business Combinations for further information relating to acquisitions and amounts payable contingent upon the future results of acquired businesses).

Capital expenditure for the six months ended June 30, 2013 amounted to $17.2 million and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the six months ended June 30, 2013 the Company invested a net $7.4 million in short-term investments.

Net cash provided by financing activities during the six months ended June 30, 2013 amounted to $10.7 million compared with net cash used by financing activities of $11.7 million for the six months ended June 31, 2012. Net cash provided by financing activities during the six months ended June 30, 2013 arose primarily from the $10.5 million received from the exercise of stock options. Net cash used by financing activities during the six months ended June 30, 2012 arose primarily from payments amounting to $15.6 million to repurchase shares under the Company’s share repurchase plans. This was offset by $3.1 million received from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents decreased by $15.8 million for the six months ended June 30, 2013 compared to a decrease of $24.3 million for the six months ended June 30, 2012.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: August 2, 2013	Brendan Brennan
Chief Financial Officer